UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 5)*

Corporate Resource Services, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

22004Y 105
(CUSIP Number)

Charles R. Berry, Esq.
Polsinelli Shughart PC
One East Washington
Suite 1200
Phoenix, AZ 85004
(602) 650-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 21, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box:  [ ].

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 22004Y 105
1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only) Tri-State Employment Services, Inc. 75-3033600
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [X]
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS* WC, OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Nevada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 18,631,767 shares of Common Stock
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 18,631,767 shares of Common Stock
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,631,767 shares of Common Stock
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.2%
14		TYPE OF REPORTING PERSON* CO

CUSIP No. 22004Y 105
1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only) Robert Cassera
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [X]
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS* OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 74,633,168 shares of Common Stock
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 74,633,168 shares of Common Stock
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 74,633,168 shares of Common Stock
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 87.5%
14		TYPE OF REPORTING PERSON* IN

CUSIP No. 22004Y 105
1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only) John P. Messina, Sr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [X]
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS* PF, OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 270,000 shares of Common Stock
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 270,000 shares of Common Stock
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 270,000 shares of Common Stock
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3%
14		TYPE OF REPORTING PERSON* IN

CUSIP No. 22004Y 105
1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only) Peter Ursino
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [X]
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS* PF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 30,000 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 30,000 shares of Common Stock
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,000 shares of Common Stock
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14		TYPE OF REPORTING PERSON* IN

CUSIP No. 22004Y 105
1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only) Maria Ursino
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [X]
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS* PF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 30,000 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 30,000 shares of Common Stock
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,000 shares of Common Stock
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14		TYPE OF REPORTING PERSON* IN

CUSIP No. 22004Y 105
1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only) Thomas Cassera
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [X]
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS* PF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 490,600 shares of Common Stock
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 490,600 shares of Common Stock
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 490,600 shares of Common Stock
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.6%
14		TYPE OF REPORTING PERSON* IN

CUSIP No. 22004Y 105
1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only) John Trippiedi
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [X]
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS* PF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 12,000 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 12,000 shares of Common Stock
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,000 shares of Common Stock
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14		TYPE OF REPORTING PERSON* IN

CUSIP No. 22004Y 105
1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only) Yolanda Trippiedi
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [X]
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS* PF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 12,000 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 12,000 shares of Common Stock
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,000 shares of Common Stock
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14		TYPE OF REPORTING PERSON* IN

CUSIP No. 22004Y 105
1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only) Jay H. Schecter
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [X]
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS* OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 70,000 shares of Common Stock
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 70,000 shares of Common Stock
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 70,000 shares of Common Stock
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14		TYPE OF REPORTING PERSON* IN

CUSIP No. 22004Y 105
1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only) Jason Scheff
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [X]
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS* PF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 88,317 shares of Common Stock
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 88,317 shares of Common Stock
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 88,317 shares of Common Stock
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14		TYPE OF REPORTING PERSON* IN

CUSIP No. 22004Y 105
1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only) Paul Capozio
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [X]
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS* PF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 214,611 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 214,611 shares of Common Stock
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 214,611 shares of Common Stock
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3%
14		TYPE OF REPORTING PERSON* IN

CUSIP No. 22004Y 105
1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only) Linda Capozio
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [X]
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS* PF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 214,611 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 214,611 shares of Common Stock
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 214,611 shares of Common Stock
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3%
14		TYPE OF REPORTING PERSON* IN

This statement constitutes Amendment No. 5 (“Amendment No. 5”) to the Statement on Schedule 13D (the “Statement”) filed with the Securities and Exchange Commission (“SEC”) on March 16, 2009 jointly by Robert Cassera, an individual (“Cassera”), John P. Messina, Sr., an individual (“Messina”), Thomas Cassera, an individual (“TC”), Peter Ursino and his wife, Maria Ursino, individuals (together “Ursino”), John Trippiedi and his wife, Yolanda Trippiedi, individuals (together “Trippiedi”), and Tri-State Employment Services, Inc., a Nevada corporation (“Tri-State”), as amended and supplemented by Amendment No. 1 to the Statement filed with the SEC on August 25, 2009 jointly by Cassera, Messina, TC, Ursino, Trippiedi, Tri-State and Jay H. Schecter, an individual (“Schecter”), as amended and supplemented by Amendment No. 2 to the Statement filed with the SEC on January 12, 2010 jointly by Cassera, Messina, TC, Ursino, Trippiedi, Tri-State, Schecter, Jason Scheff, an individual (“Scheff”), and Paul Capozio and his wife, Linda Capozio, individuals (together “Capozio”), as amended and supplemented by Amendment No. 3 to the Statement filed with the SEC on October 14, 2010 jointly by Cassera, Messina, TC, Ursino, Trippiedi, Tri-State, Schecter, Scheff, Capozio and TS-Staffing Corp., a Florida corporation (“TS Staffing”), and as further amended and supplemented by Amendment No. 4 to the Statement filed with the SEC on February 18, 2011 jointly by Cassera, Messina, TC, Ursino, Trippiedi, Tri-State, Schecter, Scheff, Capozio and TS-Staffing in connection with the ownership of common stock, par value $0.0001 per share, of Corporate Resource Services, Inc., a Delaware corporation (“CRS”) by such persons (as so amended, the “Schedule 13D”).  Each of Cassera, Messina, TC, Ursino, Trippiedi, Tri-State, Schecter, Scheff, Capozio and TS Staffing are referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

Item 3.  Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following:

Capozio acquired 25,000 shares of Common Stock from Pylon Management, Inc., pursuant to a private sale on July 13, 2011. The purchase price for such shares was $20,000.00, which amount was paid by Capozio.

Pursuant to an Acquisition and Share Exchange Agreement (the “Acquisition Agreement”), dated November 21, 2011 (the “Closing Date”), by and among CRS, TS Staffing Services, Inc., a Texas corporation (“TS Staffing Services”), and Cassera, the sole shareholder of TS Staffing Services and a member of the board of directors of CRS, CRS acquired all of TS Staffing Services’ issued and outstanding shares of common stock, par value $0.0001 per share, (the “Acquisition”) in exchange for (i) 34,839,159 shares of Common Stock, the number of shares, valued at $0.8611 per share, equal to $30,000,000, the agreed upon value of the business operations of TS Staffing Services as of the Closing Date, plus (ii) 38,001,402 shares Common Stock, the number of shares held by TS Staffing Services as of the Closing Date.  The Acquisition became effective at 12:01 a.m. on the Closing Date, at which time TS Staffing Services continued in its corporate existence as a wholly-owned subsidiary of CRS.

Item 5.  Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and supplemented by adding the following:

(a)           The aggregate percentage of shares of Common Stock reported beneficially owned by each Reporting Person is based upon (i) 67,297,000 shares of Common Stock outstanding as of August 8, 2011, which is the total number of shares of Common Stock outstanding as reported in CRS’ Form 10-Q for the three months ended June 30, 2011, plus (ii) 56,001,401 shares of Common Stock issued pursuant to the Acquisition Agreement described above, less (iii) 38,001,402 shares of Common Stock held by TS Staffing Services and cancelled and retired by the Company pursuant to the Acquisition Agreement resulting in a total number of shares of Common Stock outstanding for purposes of this Amendment No. 5 of 85,296,999 shares of Common Stock. Pursuant to the terms of the Acquisition Agreement, an aggregate total of 16,839,160 shares of Common Stock that were part of the consideration for the Acquisition were not issued as of the Closing Date.  These shares, which are not beneficially owned by the Registered Persons  at present, will be issued to such Registered Persons on or before December 31, 2011. (1) Tri-State beneficially owns an aggregate of 18,631,767 shares of Common Stock, or approximately 21.2% of the outstanding Common Stock; (2) Cassera beneficially owns an aggregate of 74,633,168 shares of Common Stock, or approximately 87.5% of the outstanding Common Stock, which includes 18,631,767 shares owned by Tri-State; (3) Messina beneficially owns an aggregate of 270,000 shares of Common Stock or approximately 0.3% of the outstanding Common Stock; (4) TC beneficially owns an aggregate of 490,600 shares of Common Stock or approximately 0.6% of the outstanding Common Stock; (5) Ursino beneficially owns an aggregate of 30,000 shares of Common Stock or 0.0% of the outstanding Common Stock; (6) Trippiedi beneficially owns an aggregate of 12,000 shares of Common Stock or 0.0% of the outstanding Common Stock; (7) Schecter beneficially owns an aggregate of 70,000 shares of Common Stock or approximately 0.1% of the outstanding Common Stock; (8) Scheff beneficially owns an aggregate of 88,317 shares of Common Stock or approximately 0.1% of the outstanding Common Stock; and (10) Capozio beneficially owns an aggregate of 214,611 shares of Common Stock or approximately 0.3% of the outstanding Common Stock.

The aggregate ownership of the Reporting Persons of shares of Common Stock is 75,880,696, and as of the date hereof, 56,001,401 of such shares of Common Stock are owned of record by Cassera, 18,631,767 of such shares are owned of record by Tri-State, which is wholly-owned by Cassera, 270,000 of such shares of Common Stock are owned of record by Messina, 490,600 of such shares of Common Stock are owned of record by TC, 30,000 of such shares of Common Stock are owned of record by Ursino, 70,000 of such shares of Common Stock are owned of record by Schecter, 88,317 of such shares of Common Stock are owned of record by Scheff, 214,611 of such shares of Common Stock are owned of record by Capozio, 8,000 of such shares of Common Stock are owned of record by Trippiedi and 4,000 of such shares of Common Stock are owned of record by two accounts of which Trippiedi is custodian created pursuant to the Uniform Gift to Minors Act for the benefit of Trippiedi’s two children.  Cassera has the sole power to vote or direct the vote and sole power to dispose or to direct the disposition of all of the shares of Common Stock held by Tri-State reported in this Schedule 13D by reason of his direct ownership and his control of Tri-State.

(b)           Rows (7) through (10) of the cover pages to this Amendment No. 5 set forth (i) the number of shares of Common Stock as to which there is sole power to vote or direct the vote and/or to dispose or direct the disposition and (ii) the number of shares of Common Stock as to which there is shared power to vote or direct the vote or to dispose or direct the disposition (in each case including the number of shares of Common Stock as to which there is a right to acquire exercisable within 60 days).

(c)           Item 3 describes all transactions in the shares of Common Stock during the past sixty days by the Reporting Persons and is incorporated herein by reference.

(d)           No person other than the Reporting Persons are known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock subject to this Schedule 13D.

(e)           Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The description of the Acquisition Agreement set forth in Item 3 of this Schedule 13D is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

Exhibit 1 –  Joint Filing Agreement

Exhibit 2 – Acquisition and Share Exchange Agreement, dated November 21, 2011, by and among CRS, TS Staffing Services, Inc., a Texas corporation, and Robert Cassera, which was filed as Exhibit 2.1 to the report on Form 8-K on November 25, 2011, and is incorporated by reference herein.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	December 9, 2011

TRI-STATE EMPLOYMENT SERVICES, INC.

By:	/s/ Robert Cassera
Name: Robert Cassera
Title: President

/s/ Robert Cassera
Robert Cassera

/s/ John P. Messina, Sr.
John P. Messina, Sr.

/s/ Jay H. Schecter as Attorney-in-Fact for Thomas Cassera
Jay H. Schecter as Attorney-in-Fact
for Thomas Cassera

/s/ Jay H. Schecter as Attorney-in-Fact for Peter Ursino
Jay H. Schecter as Attorney-in-Fact
for Peter Ursino

/s/ Jay H. Schecter as Attorney-in-Fact for Maria Ursino
Jay H. Schecter as Attorney-in-Fact
for Maria Ursino

/s/ Jay H. Schecter as Attorney-in-Fact for John Trippiedi
Jay H. Schecter as Attorney-in-Fact
for John Trippiedi

/s/ Jay H. Schecter as Attorney-in-Fact for Yolanda Trippiedi
Jay H. Schecter as Attorney-in-Fact
for Yolanda Trippiedi

/s/ Jay H. Schecter
Jay H. Schecter

/s/ Jay H. Schecter as Attorney-in-Factfor Jason Scheff
Jay H. Schecter as Attorney-in-Fact
for Jason Scheff

/s/ Jay H. Schecter as Attorney-in-Fact for Paul Capozio
Jay H. Schecter as Attorney-in-Fact
for Paul Capozio

[Signature Page to Amendment No. 4 to Schedule 13D]

/s/ Jay H. Schecter as Attorney-in-Fact for Linda Capozio
Jay H. Schecter as Attorney-in-Fact
for Linda Capozio

[Signature Page to Amendment No. 4 to Schedule 13D]